Morgan, Lewis & Bockius LLP
2 Palo Alto Square
3000 El Camino Real, Suite 700
Palo Alto, CA 94306
Tel: 650.843.4000
Fax: 650.843.4001
www.morganlewis.com

Thomas W. Kellerman
650.843.7550
tkellerman@morganlewis.com
March 21, 2006
Via EDGAR Transmission and Facsimile
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Kevin W. Vaughn

Re:	Penson Worldwide, Inc. Registration Statement on Form S-1
Filed August 10, 2005
File No. 333-127385
Dear Mr. Vaughn:
     We are writing on behalf of Penson Worldwide, Inc. (the “Company”), in response to the letters of Comments from the Staff of the Securities and Exchange Commission to the Company dated November 4, 2005 (the “Comment Letter”) and dated January 26, 2006 (the “January Comment Letter”) with respect to the Company’s Registration Statement on Form S-1, File No. 333-127385 (the “Registration Statement”). We are filing Amendment No. 5 to the Registration Statement (“Amendment No. 5”) in response to your Comment Letter and the January Comment Letter. The numbered paragraphs below restate the numbered paragraphs in the Comment Letter and the January Comment Letter in italics, and the discussion set out below each such paragraph is the Company’s response to the Staff’s Comment. Also enclosed as Exhibit A is a copy of our letter dated January 19, 2006, which addressed Comments from the Staff set forth in an interim letter dated January 3, 2006.

Securities and Exchange Commission
March 21, 2006

Risk Factors
Our margin lending business subjects us to credit risks and if we are unable..., page 11
1.	Please refer the investor to your description regarding “Other Information” on page 87 regarding the involvement of your directors and officers in margin credit.

In response to the Staff’s Comment, the Company has added a cross-reference in the risk factor on page 12 to the description regarding “Other Information” on page 90.
Selected Consolidated Financial Data, page 29
2.	On Page 29 and throughout the registration statement, please revise to clearly label the selected consolidated financial data for the nine months ended September 30, 2004 and 2005, as “unaudited.”

Amendment #5 does not include any unaudited interim information. Future audited interim information will be clearly labeled.
Management’s discussion and analysis of financial condition and results of..., page 31
General
3.	You state in your response to prior Comment 4 that the costs associated with the SAMCO disposal were recorded consistently with the requirements of SFAS 146. Please revise your filing to include the disclosures required by paragraph 20 of SFAS 146.

It appears that the Company may have confused the Staff in its answer to the prior Comment 4. That prior Comment dealt with the application of SFAS 146 to the restructuring of our UK operations. The Company does not believe SFAS 146 is applicable to the SAMCO split-off. With respect to the application of SFAS 146 to the restructuring of our UK operations, please note that because the prospectus now includes the full year financial statements for 2005, the charges associated with the UK restructuring activities were paid and recorded in 2005. Accordingly, disclosures that may have previously been required pursuant to SFAS 146 are no longer applicable.

Securities and Exchange Commission
March 21, 2006

Split off transaction, page 31
4.	You state that you will reorganize certain non-core business operations of Penson (the SAMCO Division) into a newly formed holding company with existing stockholders of Penson being given the opportunity to exchange an aggregate of 2.5 million shares of Penson Common stock for the shares of Common stock of SAMCO Holdings. Please provide an analysis how this transaction complies with the securities laws, including the applicability of Staff Legal Bulletin No. 4.

This Comment has previously been addressed in our response letter dated December 14, 2005. The Company’s response to this Comment is set forth below for your convenience.

Penson carefully considered the federal securities law compliance aspects of the proposed SAMCO split-off, including the potential applicability of Staff Legal Bulletin No. 4, in determining the appropriate structure. The Company has determined that the split-off transaction will not require registration under the Securities Act of 1933 (the “Securities Act”) due to the facts and circumstances surrounding the transactions.

All of the businesses that will comprise SAMCO Holdings have been wholly-owned by Penson for over two years. The opportunity to participate in the split-off transaction was expressly only made available to existing stockholders of Penson prior to the completion of its IPO. As a result, the split off will be conducted by a privately-held company and the split-off entity will be privately-held with no need to register a class of securities under the Securities Exchange Act of 1934 (the “Exchange Act”). An extensive information memorandum was provided to the Penson Stockholders, including financial statements of both companies and detailed descriptions of their businesses. The SAMCO Holdings shares to be distributed in the split-off will constitute restricted stock for purposes of the Securities Act and will be legended as such. The Penson stockholders have been informed of this fact.

A total of 42 Penson stockholders have indicated an interest in participating in the split-off. Of these, based on information available to it, Penson believes that at least 30 are accredited investors under Regulation D. Most of the 42 proposed stockholders of SAMCO have a pre-existing relationship as an officer, director or employee of SAMCO, or as an affiliate of such a person. These stockholders will constitute 100% of the stockholders of SAMCO at the date of the split-off. SAMCO has no present intention to conduct a public offering of its securities or otherwise register any class of its securities under the Exchange Act. Accordingly, an investment in SAMCO is likely to be illiquid for the foreseeable future. In addition, participation in the split-off is conditioned upon signing a

Securities and Exchange Commission
March 21, 2006

Stockholders Agreement that will further limit the transferability of the SAMCO shares.

In considering the applicability of Staff Legal Bulletin No. 4, while several of the factors are met, the Staff Legal Bulletin is not wholly applicable to the SAMCO split-off transaction. This Legal Bulletin principally addresses spin-offs from publicly-traded entities, which is different from the Penson situation. Specifically reviewing the five factors set forth in Staff Legal Bulletin No. 4:
1.	The parent stockholders will provide consideration for the SAMCO shares, if they participate in the transaction, by virtue of reducing their ownership position in Penson. It is the Company’s intention to account for the split-off transaction as a “sale”.

2.	The distribution of the SAMCO shares will be structured as “split-off” rather than a spin-off. As a result, many Penson stockholders will not participate in the transaction and many others will participate at levels above or below their pro rata share based on their holdings of Penson Stock.

3.	Penson has provided a detailed information statement to its stockholders regarding the proposed split-off and has discussed the transaction at its annual stockholders meeting.

4.	There is an independent business reason to conduct the split-off. Penson has determined that the split-off is in the best interests of the Company, in light of its proposed IPO. Moreover, the Board of Directors of Penson has determined to dispose of the SAMCO business even if the Penson IPO is not completed. Penson has been advised by its investment bankers that the likely success of the proposed public offering will be enhanced by focusing the Company’s business solely on its core business. The Company’s Board of Directors has determined that it would be in the best interest of the stockholders to dispose of the SAMCO business. The current plan is to complete the split-off concurrently with the IPO and thereafter to conduct the SAMCO business through an independent privately-held company.

5.	The SAMCO shares to be split-off will constitute restricted securities and the participating stockholders will receive legended certificates, subject to a new holding period under Rule 144. The SAMCO businesses to be included in the split-off company have all been owned and operated by Penson for more than two years.

Securities and Exchange Commission
March 21, 2006

Given the limited class of offerees, the nature of the participants, the level of information provided and the restricted status of the shares to be received, the Company believes that the split-off transaction will qualify as an exempt private placement under Section 4(2) of the Securities Act.
Liquidity and capital resources, page 44
5.	You state on page 45 that you raised an additional $10 million dollars. Please revise to disclose this transaction, describe any exemptions upon which you relied, and state whether or not the transaction involved preferred stock.

In response to the Staff’s Comment, the Company has revised the disclosure on page 47 to disclose the transaction, describe the exemptions upon which it relied, and state that the transaction involved preferred stock.
Preferred Stock, page 93
6.	Please revise to include disclosure in your section on risk factors to refer the reader to your description of preferred stock on page 93 through 96.

In response to the Staff’s Comment, the Company has added disclosure on page 21 to refer the reader to its description of preferred stock on page 97 through 99.
Note 1: Summary of significant accounting policies
General
7.	Your response to Comment 9 indicates that you still believe that your recognition policy for clearing revenues on settlement date rather than trade date is appropriate. While you have asserted that your business as a clearing broker is different than the business of an introducing broker, paragraph 1.12 of the AICPA Audit Guide for Broker Dealers is clear that the guide applies to clearing brokers. You have also asserted that the difference between using settlement date and trade date is not material to operations for the periods presented. Absent a more persuasive argument, it appears that your revenue recognition policies should comply with paragraphs 7.15 to 7.23 of the Guide. Therefore, revise your footnote disclosure accordingly, or more clearly provide us with your basis under GAAP for recognizing revenues on a settlement date basis.

In response to the Staff’s Comment, the Company has clarified its revenue recognition policy to be consistent with the applicable paragraphs of the AICPA Audit Guide for Broker Dealers. The revised policy now states that “Revenues from clearing transactions are recorded in the Company’s books and records on a settlement date basis as required by the Company’s various regulators. The Company reviews the difference between revenues on a trade date basis and a

Securities and Exchange Commission
March 21, 2006

settlement date basis and makes an adjustment if the difference is significant.” In applying this policy to the financial statements included in Amendment No. 5, the Company has determined that there are no significant differences and, accordingly, no revisions have been made.
8.	Based on the monthly Net (loss) income at time of acquisition data provided in your response to prior Comment 10 in comparison to your Income from continuing operations before taxes for the relative periods, we are not able to agree with your assertion that these acquisitions are not material. Therefore, please revise your footnotes to address these acquisitions pursuant to paragraphs 51-52 of SFAS 141, and revise your accounting policy footnote to include a description of the accounting treatment applied to account for the acquisitions.

In response to the Staff’s Comment, the Company has reviewed the net losses associated with the acquired companies for the periods contemplated by Regulation S-X and has found in each instance that the losses were less than 10% of income from continuing operations before taxes in the applicable period. Please note that the income (loss) numbers previously provided in response to prior Comment 10 were annual numbers, not monthly numbers. Accordingly, they are not significant under the applicable requirements regarding significant acquisitions and no additional disclosure is necessary.
Revenue Recognition, page F-8
9.	Please refer to prior Comment 11. Revise to quantify the technology revenues from the three lines of products and services pursuant to paragraph 37 of SFAS 131. For the revenues determined based upon percentage of completion, please disclose whether the percentage of completion revenue recognition is based upon the inputs or the outputs. Refer to paragraph 46 of SOP 81-1.

In response to the Staff’s Comment, the Company notes that the total of all three types of technology revenues (which total is disclosed in Amendment No. 5 at page 38) aggregate no more than 4% of revenues in any period required to be disclosed. Your Comment would appear to require the Company to further refine this already small figure. The Company believes that the existing disclosures are adequate for the current significance of this type of revenue. Paragraph 37 of SFAS #131 allows reporting for “each group of similar products or services,” which is what the Company has done in grouping these related services. While the Company’s systems allow it to report such information, the related information would be close to 1% of revenue in each category and such information is not material to the financial statements taken as a whole.

Securities and Exchange Commission
March 21, 2006

Note 2: Discontinued Operations, page F-11
10.	Your response to Comment 16 indicates that you do not believe paragraph 27 of SFAS 144 applies to your situation. However, based on the language of the last sentence of paragraph 27, if a long-lived asset distributed to owners in a spin-off along with other assets and liabilities as a disposal group meet the criteria of a “component of an entity”, then paragraphs 41-44 shall apply to the disposal group at the date it is disposed of. Your use of discontinued operations accounting seems to confirm that you believe the assets and liabilities that make up SAMCO and that are being distributed to your shareholders in a spin-off meet the definition of a “component of an entity” and “disposal group” as those terms are used in SFAS 144. The fact that the spin-off may or may not be on a pro-rata basis does not appear to change the result that paragraph 27 prescribes. Please revise your financial statements accordingly.

The Comment has previously been addressed in our response letter dated December 14, 2005. That response is set forth below for your convenience.

Penson continues to maintain that paragraph 27 of SFAS 144 does not apply to its situation regarding the Discontinued Operations treatment of the SAMCO entities. The entire paragraph relates only to “Long-Lived Assets to Be Disposed of Other Than by Sale”, which is the heading of the entire paragraph. Penson believes that its plans for disposal through a split-off is, in fact, a sale. Our independent auditors, including their National SEC office and their National Accounting Office, have reviewed the facts and circumstances surrounding the proposed SAMCO split-off and the structure of the proposed transaction. Based on this review, they agree that the proposed non-pro-rata split-off of SAMCO would properly be accounted for as a sale and would therefore be eligible for discontinued operations treatment in advance of the consummation, so long as it continues to meet the other criteria in SFAS 144.

Accordingly, the entire paragraph 27 should not apply. Penson’s situation is fundamentally different from a spin-off, an abandonment, or an exchange for a similar productive long-lived asset as contemplated by paragraph 27. The future owners of SAMCO must pay for each and every share of SAMCO that they acquire. While the payment is not in cash, it is instead made in shares of Penson Common stock, which will have a clear market value on the date of the IPO when the exchange occurs. A Penson shareholder who chooses to participate in future ownership of SAMCO will have his or her future interest in Penson reduced by an amount equal in value to the SAMCO interest acquired. Those shareholders who do not choose to participate, will not suffer any such reduction, and will, in fact, benefit from the reduced number of Penson shares outstanding. For the Staff to simply characterize the split-off as a spin-off that may or may not be on a pro-rata

Securities and Exchange Commission
March 21, 2006

basis is not a fair characterization. The details of the actual choices made by existing Penson shareholders are set forth above in our answer to Comment Number 4. These choices reflect that approximately 40% of existing shareholders will choose to reduce their future interests in Penson by virtue of their participation in the SAMCO split-off. Among the participating shareholders, more than half are not participating at their pro-rata share. The non-participating shareholders, who constitute almost 60% of the Penson shareholders, will see their future interests in Penson increased by virtue of their non-participation in the SAMCO split-off. These differences are significant and very real to the shareholders involved. In Summary, paragraph 27 does not apply since Penson is disposing of SAMCO in a sale.

11.	We note your response to our prior Comment 17 and your revisions to the intended management of SAMCO. However, please tell us how you have determined the continued involvement of certain Penson owners and directors in SAMCO subsequent to the spin off does not constitute significant continued involvement as discussed in paragraph 11(a) of EITF 03-13. In your response, specifically address the following disclosure on page 89, “...following the split-off there will be substantial Common ownership between Penson and SAMCO Holdings. Messrs. Engemoen, Pendergraft, Son, Gray and Gross, directors of Penson, have indicated that they intend to participate in the exchange offer, and as a result, they will control a significant portion of SAMCO Holdings following the split off. Mr. Engemoen will serve as our Chairman and as the Chairman of SAMCO Holdings...”

The Comment has previously been addressed in our response letter dated December 14, 2005. That response is set forth below for your convenience.

Penson has continued to study this literature and to consider its possible application to the proposed split-off of SAMCO being treated as Discontinued Operations. The Company has consulted with its Public Accountants both locally and in their National Office. The Company continues to believe that the proposed split-off of SAMCO will not violate the provisions of EITF 03-13, including paragraph 11(a) to which the Staff makes specific reference.

The Company believes that Paragraph 11 of EITF 03-13 is intended to be applied at the entity level and relates only to whether Penson, the entity, has “significant continuing involvement” in SAMCO, the disposed component. Paragraph 11 (a) specifically relates to whether Penson, the “ongoing entity” retains an equity interest in the disposed component sufficient to “exert significant influence over the disposed component’s (SAMCO’s) operating and financial policies.” After the completion of the split-off, Penson, the entity, will retain no equity interest whatsoever in SAMCO. Penson will own no Common stock of SAMCO, no

Securities and Exchange Commission
March 21, 2006

preferred stock, nor will it have any call option or any option of any form on any type of equity in SAMCO. This paragraph appears to be quite straightforward to evaluate at the entity level — there will simply be no ownership interest of any type by Penson in SAMCO after the split-off.

The Staff’s question asks for an explanation of a disclosure on page 92 that appears to go well beyond the boundaries of paragraph 11(a) because that disclosure relates only to equity ownership by or Board positions of individuals who are Common shareholders of both entities, and not to equity ownership in SAMCO by Penson at the entity level, which is the subject of paragraph 11(a). In order for the disclosures noted to be applicable to paragraph 11(a), the Staff would need to determine that the equity ownership of individual shareholders should be projected on the entities involved. This is particularly difficult in the case at hand because the concern of paragraph 11 (a) goes to “significant continuing involvement” by Penson in the “operating and financial policies” of SAMCO. The individuals named in the disclosure will have an equity interest in SAMCO, but it is not appropriate to project that interest to Penson, the entity. For example, an equity interest in SAMCO would enjoy participation in SAMCO profits. There is no reason for the individual owners of SAMCO stock to share their SAMCO profits with Penson, the entity. Once the split-off has occurred, Penson will be a publicly-held entity. Since Penson has no equity ownership at all in SAMCO (much less an equity ownership interest so large as to allow Penson to exert “significant influence” over SAMCO), then Penson has no opportunity to benefit if it were to help SAMCO by somehow influencing SAMCO’s “operating and financial policies.” The individuals named in the disclosure are not one and the same as Penson the entity. Their current ownership in Penson will be diluted significantly by the shares issued in the IPO, and by the fact that they will be reducing their current holdings in Penson in order to acquire their future interests in SAMCO. After the IPO, the individuals named in the disclosure will not have a majority of the seats on the Penson Board. To project share ownership by individuals or Board seats of individuals as being the equivalent of Penson the entity, is simply not appropriate in this case. As the Company has previously informed you, SAMCO intends to have a Board that has a majority of members who are not associated with Penson. SAMCO is also subject to close regulation by the NASD and it has represented to the NASD that Penson will not have any type of control over it. The Company continues to be comfortable that the proposed split-off of SAMCO will comply with all elements of EITF 03-13 in order to permit Discontinued Operations treatment.

Securities and Exchange Commission
March 21, 2006

***
Because it addressed the same issues, set forth below is Comment 1 from the January Comment Letter and our response thereto:

In your response to Comment 4 of our letter dated January 3, 2006, you state that “management is not in a position to speculate as to whether or not” the split-off will occur in the absence of the Penson IPO. This appears to indicate that the assets are not available for immediate sale in their present condition, subject only to usual or customary terms as required in paragraph 30b of SFAS 144. Completion of the IPO is not a usual or customary term for such a disposition as required in paragraph 30b. Please amend your financial statements to reflect the SAMCO assets, liabilities, and results of operations, as part of continuing operations, until all of the requirements of paragraph 30 of SFAS 144 have been met. Please revise your registration statement to include the requisite pro forma financial statements.

In light of the Staff’s Comment, the Company’s Board of Directors has revised its determination concerning the proposed disposition of the SAMCO business. The Board of Directors has determined that it is in the best interests of the Company and its stockholders to dispose of the SAMCO business whether or not the Company completes an initial public offering of its Common Stock. Accordingly, at its most recent meeting, the Board of Directors of the Company adopted resolutions directing management of the Company to dispose of the SAMCO business whether or not the Company completes an initial public offering and whether or not the Company determines to contribute additional working capital to SAMCO prior to its disposition. The Company is confident that it will be able to complete a disposition of the SAMCO business within the next 12 months, even if it determines not to complete an IPO at this time or to contribute additional capital to the business.

It is the Company’s current plan to complete the split-off transaction concurrently with its contemplated IPO, as described in the Registration Statement. However, if a decision is made to postpone the IPO, the Company intends to proceed with the split-off transaction or another form of disposition of the SAMCO business.

We have reviewed the requirements of paragraph 30 of SFAS 144 and we believe that the foregoing plan and circumstances meet all of the criteria set forth therein for a discontinued operations presentation. Accordingly, the Company’s financial statements set forth in the Registration Statement continue to reflect this presentation.
***

Securities and Exchange Commission
March 21, 2006

12.	We note your response to prior Comment 18 and await the pro forma financial information required under Regulation S-X in relation to the split-off of SAMCO to be filed in a pre-effective amendment.

As requested by the Staff, pro forma financial information has been included. The pro forma presentation will be completed once the Company and the underwriters have determined the price range for this offering.

13.	If, after considering the above Comment, you determine that discontinued operations presentation is appropriate, please revise to disclose the major classes of assets and liabilities classified as held for sale separately, either on the face of the financials or in the notes to the financial statements. Refer to paragraph 46 of SFAS 144.

As requested by the Staff, we have expanded the disclosures in Note 2 to include the balance sheet information that you have requested.

14.	If, after considering the above Comments, you have determined that discontinued operations presentation is not appropriate, please refer your pro forma financial statement presentation to reflect the effects of the spin off. Please refer to Article 11-01(a)(4) of Regulation S-X.

This Comment is not applicable, as we continue to conclude that Discontinued Operations treatment is appropriate.
Note 3: Computation of net income per share, page F-12
15.	We note your response to prior Comment 20. Please tell us how you concluded that the disclosure to quantify the securities that were excluded from the computation of diluted earnings per share because to they would have been antidilutive would not be applicable to the 2002 financial information. Refer to paragraph 40(c) of SFAS 128.

The Staff is correct in its assertion that paragraph 40(c) of SFAS 128 could have previously been applied to the 2002 information previously included in the Financial Statements. However, because the 2002 year is no longer included in the Financial statements included in Amendment No. 5, this Comment is no longer applicable.

Securities and Exchange Commission
March 21, 2006

Note 10: Notes Payable, page F-15
16.	We note that in 2005 the convertible debt was fully converted into Common shares of stock. It is noted on the statement of cash flows that this is presented as a cash inflow on the “Issuance of Common stock, net” line item in the financing activities section. Please tell us your rationale for the presentation of this transaction on the cash flow statement, when it appears to have been a non-cash transaction.

As requested by the Staff, we have revised our statement of cash flows to not reflect the conversion of the convertible note.
Note 14: Stock Incentives, page F-17
Stock Options
17.	We await the disclosures requested in our prior Comment 23, the accounting treatment and impact the options will have on your financial statements.

We will respond to this comment and provide the Staff with an estimated offering price range and a description of the impact of option grants on the Company’s financial statements at the time of the next filing.
Note 16: Income taxes, page F-21
18.	Please refer to prior Comment 31. Your revised disclosure regarding the balance between your expectation of future income and historical information does not appear to be consistent with the guidance in SFAS 109 for recording a valuation allowance against your deferred tax assets. In light of the guidance of paragraph 17, please revise your disclosure to clearly state how management’s expectation of future net income and ability to realize deferred tax assets has necessitated the valuation allowance. Otherwise, revise the amount of your valuation allowance accordingly.

As requested by the Staff, we have revised our disclosure page F-22 to include the specific reasons that management believes that it is not appropriate to release the reserves. The following disclosure has been added.

“The valuation allowance above relates only to taxes payable in the U.S. The Company has not paid any U.S. federal income taxes since 2001 and expects that certain timing differences will be reversing in the future which will further limit U.S. federal income taxes expected to be paid. While the Company anticipates future income in both Canadian and U.S. jurisdictions, the amount of that income and its allocation between jurisdictions is not yet able to be predicted with sufficient confidence to allow the valuation allowance to be recognized.”

Securities and Exchange Commission
March 21, 2006

In 2005, a small book tax operating loss was incurred in the U.S. This is now the 4th year in a row that the U.S. jurisdiction has not paid U.S. federal taxes. The success of our Canadian business and the historical experience we have had in the U.S., make it particularly difficult to predict which jurisdiction will actually report what amount of income for tax purposes. In this environment, management believes that it would be imprudent to increase our net income by recognizing any reduction of our valuation reserves.
Exhibit 23.1: Consent of Independent Registered Public Accounting Firm
19.	We note that the consent references an audit opinion dated August 5, 2005. The audit opinion included in the registration statement is dated August 4, 2005. Beginning in your next amendment, please provide a consent which references the audit opinion included in the registration statement.

The consent included with Amendment No. 5 references the audit opinion included in that filing.
*****
The Company advises the Staff that it has filed a copy of Amendment No. 5 that has been marked to show changes from Amendment No. 4 to the Registration Statement filed on October 19, 2005. In addition, the Company has provided the Staff with three marked copies of Amendment No. 5 under separate cover.

Securities and Exchange Commission
March 21, 2006

We would greatly appreciate any assistance the Staff can provide in obtaining an expeditious review of this response letter and Amendment No. 5.
Please contact the undersigned at 650.843.7550 with any questions regarding the foregoing.

Very truly yours,

Morgan, Lewis & Bockius LLP

By:	/s/ Thomas W. Kellerman

Name: Thomas W. Kellerman

cc:	Margaret Fitzgerald
Timothy A. Geishecker
Todd K. Schiffman